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                                                  AmeriSource Health Corporation
                                                    1300 Morris Drive, Suite 100
                                                    Chesterbrook, PA  19087-5594
                                                             Phone  610-727-7000
 [Amerisource Logo to appear here]                           Fax    610-727-3603
                                                             www.amerisource.com
                                                             -------------------

Memorandum

TO:       All AmeriSource Associates

FROM:     Dave Yost

SUBJECT:  AmeriSource & Bergen Brunswig Combine

DATE:     March 19, 2001


     These are exciting times for our company and our industry. As you can see from the attached news release, AmeriSource and Bergen Brunswig have announced an agreement to combine into a new company, creating a $35 billion healthcare services company. It will be named AmeriSource-Bergen Corporation.

     Bob Martini, currently the Chairman and CEO at Bergen, will become Chairman of the new company, and I will be CEO and President. Kurt Hilzinger, currently President and COO at AmeriSource, will become Executive Vice President and Chief Operating Officer of the new company, and Neil Dimick, Bergen's current CFO, will become Chief Financial Officer of AmeriSource-Bergen.

     The combination of the two companies makes strong strategic sense because the companies have similar cultures, are geographically complementary and are customer-service focused. While each company has grown and prospered individually, by combining we can provide even better services and develop new and better programs for our customers.

     Those of you who have been through this kind of event know that combining two companies can take a long time. It may be months before we receive Federal Trade Commission approval of this transaction and the Bergen and AmeriSource shareholders approve the combination. During this difficult time of uncertainty, I ask that you stay focused on your job and continue to provide the high level of service that our customers expect. Without the job you do every day, we simply do not have a company.

     I will work to keep you informed of transaction-related activities as they occur, and the attached Questions and Answers are a first step that may answer many of your questions.

     Thank you for everything you do every day to make AmeriSource successful.